UBS Global Asset Management
1285 Avenue of the Americas
12th Floor
New York, NY 10019-6114

Tammie Lee
Associate General Counsel
Tel: 212/882-5572
Fax: 212/882-5370

September 15, 2014

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Edward Bartz

Re:	SMA Relationship Trust (the “Trust”)
File No. 811-21328

Dear Mr. Bartz:

On behalf of Series G (the “Fund”) of the above-referenced Trust, following are the responses to the comments conveyed on August 27, 2014, with regard to the Post-Effective Amendment No. 29 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 17, 2014 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

1.	Comment. Clarify in the “Principal strategies—Principal investments” section of the Fund’s prospectus that the “international portfolio” maintained by the Fund excludes securities of U.S. issuers.

Response. The disclosure in the “Principal strategies—Principal investments” section of the Fund’s prospectus has been revised to clarify that the “international portfolio” maintained by the Fund excludes securities of U.S. issuers.

2.
Comment. In the “Principal strategies—Principal investments” section of the Fund’s prospectus, disclose the credit quality and maturity of the fixed income securities in which the Fund may invest.  If the Fund will invest substantially in fixed income securities that are rated below investment grade, please refer to such investments as “junk bonds” and include corresponding risk disclosure.

Response. The Fund does not invest in fixed income securities as a principal strategy.  The Fund invests in fixed income securities convertible into common stock.

3.	Comment. Change the name of the “Main risks” section to “Principal risks” in order to be consistent with the subsequent “Principal risks” section.

Response. The Fund respectfully declines this comment.  Having the sections entitled “Main risks” and “Principal risks” is consistent across the UBS fund complex, including the other series of the Trust.

4.	Comment. Add emerging markets risk to the “Main risks” section as a stand-alone risk.

Response. The Fund respectfully declines this comment.  The risks associated with investing in emerging markets are discussed under “Foreign investing risk,” consistent with other funds in the UBS fund complex, including the other series of the Trust.

5.	Comment. Rename “limited capitalization risk” as “small capitalization risk” or some related variation.

Response. The Fund respectfully declines this comment. “Limited capitalization risk” is consistent with the risk disclosure across the UBS fund complex, including the other series of the Trust.

6.
Comment. Confirm that the disclosure required by Item 8 of Form N-1A has been omitted because neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Response. The Trust confirms that the disclosure required by Item 8 of Form N-1A has been omitted because neither the Trust nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

7.	Comment. Confirm whether securities lending is a principal strategy and if so, include it in the “Principal strategies—Principal investments” and “Main risks” sections of the Fund’s prospectus.

Response. Securities lending is not a principal strategy for the Fund.

8.	Comment. Discuss the Fund’s frequent trading and high portfolio turnover under the “Principal investment strategies” section of the Fund’s prospectus and describe the related risks.

Response. References to the Fund potentially engaging in frequent trading and experiencing high portfolio turnover have been added to the “Investment objective, strategies, securities selection and risks—Principal investment strategies” and “Principal risks” sections of the Fund’s prospectus.

9.	Comment. Include the unaudited numbers for the six months ended June 30, 2014 in the “Financial highlights” section of the prospectus in the 485(b) filing.

Response. These unaudited numbers have been added to the prospectus.

In connection with the Trust’s responses to the SEC Staff’s additional comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Taylor Brody at (215) 564-8071, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Tammie Lee
Tammie Lee
Vice President and Assistant Secretary
SMA Relationship Trust